Exhibit 11

Earnings Per Share

Earnings per Share are calculated as follows:

(in thousands, except shares and per share amounts)

	For the years ended December 31,
	2009	2008
Numerator for both basic and diluted earnings per share:
Net Income	$1,406	$828
Denominator:
Total average shares outstanding	1,624,146	1,584,295
Effect of dilutive stock options	1,650,262	1,621,172
Total diluted average shares outstanding
Earnings Per Share - Basic	$0.87	$0.52
Earnings Per Share - Diluted	$0.85	$0.51